COMMENTS RECEIVED ON NOVEMBER 30, 2010

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Southeast Asia Fund

POST-EFFECTIVE AMENDMENT NO. 122

1. All funds

C: The Staff questioned whether all of the appropriate series and class identifiers were included for the funds in the filing.

R: As indicated in the transmittal letter that accompanied the filing, PEA No. 122 was filed under Rule 485(a) for the purpose of reflecting certain material changes with respect to Fidelity Emerging Asia Fund (formerly Fidelity Southeast Asia Fund), which were recently approved by shareholders. As required by Rule 313(b)(3) of Regulation S-T, the filing included the series and class identifiers for Fidelity Emerging Asia Fund, the series and classes "on behalf of which the filing was made." PEA No. 122 did not include series and class identifiers for other funds referenced in the prospectus and SAI, because the filing under Rule 485(a) was not made on their behalf. These funds will update their financials and make certain nonmaterial changes in a filing pursuant to Rule 485(b), which will include series and class identifiers for all funds and classes for which the filing is made.

2. Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Latin America Fund, and Fidelity Nordic Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

(Example from Fidelity Canada Fund)
"Geographic Concentration in Canada. Because Fidelity Management & Research Company (FMR) concentrates the fund's investments in Canada, the fund's performance is expected to be closely tied to social, political, and economic conditions within Canada and to be more volatile than the performance of more geographically diversified funds. In addition, because FMR may invest a significant percentage of the fund's assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, or regulatory developments."

C: The Staff requests that geographic and industry concentration risk be separated into two separate risks.

R: Because the funds at issue do not have a policy to concentrate (invest over 25%) in a designated industry, we have not included separate risk disclosure on industry concentration. For the funds at issue, exposure to a particular industry either will not exceed 25% (Canada) or may go up to 35% in any industry that accounts for more than 20% of the local market (Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Latin America Fund, and Fidelity Nordic Fund). For these funds we believe risk disclosure related to industry exposure is closely tied to, and more appropriately located in the context of, geographic concentration disclosure risk, as whether those funds have heightened exposure to a particular industry depends on the industry or industries most prominent in the local market. Accordingly we have not modified exposure.

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008, Post-Effective Amendment No. 122

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3. All funds

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"Purchase and Sale of Shares

You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon were reflected in the 485(a) filing made on October 15, 2010 for the funds.

4. Fidelity Emerging Asia Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of Asian emerging market issuers and other investments that are tied economically to Asian emerging markets."

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008, Post-Effective Amendment No. 122

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C: The Staff questioned how it is determined that an investment is tied economically to Asian emerging markets.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, "Country or Geographic Region." In the funds' SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

"Country or Geographic Region. FMR considers a number of factors to determine whether an investment is tied economically to a particular country or region including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

5. Fidelity Emerging Asia Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests that foreign and emerging markets risk be separated into two separate risks.

R: We believe the disclosure is appropriately located, as emerging markets risk is closely tied to foreign risk generally. We believe the current disclosure placement ensures these risks are read together. Accordingly, we have not modified disclosure.

6. Fidelity Emerging Asia Fund

"Fund Summary" (prospectus)

"Performance"

"Effective December 1, 2010, the fund's performance will be compared to the MSCIR AC (All Country) Asia ex Japan Index rather than the MSCI AC (All Country) Far East ex Japan Index because the MSCI AC (All Country) Asia ex Japan Index conforms more closely to the fund's investment strategies."

C: The Staff noted that we should be including performance in the preceding table for both indices.

R: Performance for the new index is not shown because the change in index did not take effect until after the performance period shown (the change in index took effect December 1, 2010 and the performance shown is for calendar year 2009). Performance for both indices is expected to be shown in the fund's 2011 revision.

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008, Post-Effective Amendment No. 122

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7. Fidelity Europe Capital Appreciation Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff would like us to add an emerging market strategy to the "Principal Investment Strategies" section.

R: The fund does not have a principal investment strategy to invest in emerging markets. Accordingly, we have not modified disclosure.

8. Fidelity Japan Smaller Companies Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of Japanese issuers, and other investments that are tied economically to Japan, with smaller market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the [Russell/Nomura Mid-Small Cap Index] or the Japanese Association of Securities Dealers Automated Quotations Index (JASDAQ))."

C: The Staff noted that since the fund is a small cap fund and the index includes both small and mid cap securities, additional information should be provided on the small cap range.

R: While there is no precise definition for the term "mid capitalization" or "small capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the Russell/Nomura Mid-Small Cap Index classifies publicly offered companies according to their market capitalization, and generally are representative of the mid-cap or small-cap segment, as applicable, of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

9. Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund and Fidelity Latin America Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

(For Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund)
"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the EMEA market as a whole, as measured by an index determined by FMR to be an appropriate measure of the EMEA market."

(For Fidelity Latin America Fund)
"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Latin American market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Latin American market."

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008, Post-Effective Amendment No. 122

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C: The Staff questioned whether shareholder approval is needed to change the funds' indices. The Staff also asked that we explain how this policy is consistent with the Investment Company Act of 1940 (1940 Act) as evidenced by the First Australia no-action letter.

R: Shareholder approval is not required to change the index determined by FMR to be an appropriate measure of the local market indicated by the respective funds' names. Fidelity had numerous discussions with the SEC Staff in 1999 before this form of fundamental concentration policy was implemented for any of the Fidelity funds. The Fidelity form of policy differs from the policy at issue in the First Australia no-action letter in one respect: the Fidelity funds do not name a benchmark index as part of the fundamental policy. As a result of those conversations with the Staff, we are comfortable that the funds' concentration policies nevertheless are consistent with Section 8(b)(1) of the 1940 Act. We have previously discussed with the Staff that the Fidelity funds' benchmark indexes are not a part of their fundamental policies. We explained our concern about naming an index in part of a fundamental policy when at any time an index provider may discontinue the index, stop publishing it, or change the composition of the index. We were advised orally that inclusion of the index name in the fundamental policy was not required; instead it was only one factor in determining if Section 8(b) was satisfied. Currently, each of these funds uses a cap-weighted index designed by its provider to reflect the performance of the local equity market, and FMR believes the index is an appropriate measure of the fund's local markets based on index characteristics including the percentage of the total market capitalization covered, economic sector and industry representation, and the securities that make up the index. FMR could use a different index or additional indexes to represent the local market indicated by the respective funds' names in the future, but only if those indexes were determined to be appropriate based on the characteristics of the applicable index.

10. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008, Post-Effective Amendment No. 122

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C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

11. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.